APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

DMDirt, LLC
Income Statement
Period Ending
12/31/19

		TOTALS	
Revenue			
In House	$	335,450.08	
Delivery			
Chow Now			
My Town to go			
GrubHub			
Door Dash			
Total Delivery	$	5,059.01	
Total Revenue	$	340,509.09	
Operating Expenses			
Staff Payroll	$	102,252.00	
Admin Salaries	$	24,000.00	
FICA	$	7,822.28	
FUTA	$	61.35	
SUTA	$	2,045.04	
Admin Benefits	$	-	
Workmans Comp	$	3,067.56	
Water Filter/Soda Machine/CO2	$	1,516.05	
Loan Principle			
Accounting Fees (covered in Mgmt)	$	450.00	
Ads / Promotions	$	5,000.00	
Bank Fees (included in CC fees line)	$	-	
Continuing Education	$	-	
Cost of Food / Beverage/Compostables	$	86,901.48	26%
Delivery - Fuel / Vehicle Maintenance	$	-	
Freight & Postage	$	-	
Insurance	$	5,280.00	
Internet	$	1,020.00	
Laundry (towels / floor mats)	$	2,880.00	
Legal Fees	$	750.00	
License / Permits	$	750.00	
Management Fees	$	-	
Misc. Supplies	$	2,224.98	
Office Supplies (covered in Misc Suppies)	$	-	
Real Estate / Property Taxes	$	-	
Rent	$	22,590.00	
Repairs & Maint	$	1,504.71	
Security	$	-	
Telephone	$	360.00	
Compostable / waste	$	750.00	
Utilities	$	7,200.00	
Credit Card Fees	$	8,512.73	
	$	-	
Total Operating Expense	$	288,904.23	
Net Income	$	51,604.86	

DMDIRT LLC 82-5415781

ENDING ASSETS		
CASH		7,998
INVENTORIES		5,640
BUILDINGS AND OTHER ASSETS	69,100	
LESS ACCUMULATED DEPRECIATION	(50,857)	18,243
INTANGIBLE ASSETS	21,930	
LESS ACCUMULATED AMORTIZATION	(6,462)	15,468
TOTAL ASSETS		47,349
ENDING LIABILITIES & CAPITAL		
SHORT TERM NOTES PAYABLE		12,223
OTHER CURRENT LIABILITIES		13,247
PARTNERS' CAPITAL ACCOUNTS		21,879
TOTAL LIABILITIES AND CAPITAL		47,349

DMDirt, LLC
Income Statement
Period Ending
12/31/20

		TOTALS
Revenue		
In House	$	436,415.55
Delivery		
Chow Now		
My Town to go		
GrubHub		
Door Dash		
Total Delivery	$	173,808.46
Total Revenue	$	610,224.01
Operating Expenses		
Staff Payroll	$	179,312.74
Admin Salaries	$	49,000.00
FICA	$	13,744.70
FUTA	$	107.80
SUTA	$	3,593.39
Admin Benefits	$	-
Workmans Comp	$	5,390.08
Water Filter/Soda Machine/CO2	$	6,064.20
Loan Principle		
Accounting Fees (covered in Mgmt)	$	1,800.00
Ads / Promotions	$	20,155.00
Bank Fees (included in CC fees line)	$	-
Continuing Education	$	-
Cost of Food / Beverage/Compostables	$	161,949.64
Delivery - Fuel / Vehicle Maintenance	$	-
Freight & Postage	$	-
Insurance	$	15,555.48
Internet	$	3,060.00
Laundry (towels / floor mats)	$	8,516.25
Legal Fees	$	2,250.00
License / Permits	$	2,250.00
Management Fees	$	-
Misc. Supplies	$	3,829.40
Office Supplies (covered in Misc Suppies)	$	-
Real Estate / Property Taxes	$	-
Rent	$	67,770.00
Repairs & Maint	$	4,799.79
Security	$	1,139.40
Telephone	$	1,080.00
Compostable / waste	$	2,250.00
Utilities	$	19,494.77
Credit Card Fees	$	23,768.33
	$	-
Total Operating Expense	$	538,058.55
Net Income	$	72,165.46
OPEX % of Revenue		88.2%

DMDIRT LLC 82-5415781

ENDING ASSETS		
CASH		16,122
INVENTORIES		5,640
LOANS TO PARTNERS		20,000
BUILDINGS AND OTHER ASSETS	77,100	
LESS ACCUMULATED DEPRECIATION	(56,135)	20,965
INTANGIBLE ASSETS	21,930	
LESS ACCUMULATED AMORTIZATION	(7,924)	14,006
TOTAL ASSETS		76,733
ENDING LIABILITIES & CAPITAL		
SHORT TERM NOTES PAYABLE		99,900
OTHER CURRENT LIABILITIES		19,362
PARTNERS' CAPITAL ACCOUNTS		-42,529
TOTAL LIABILITIES AND CAPITAL		76,733

I, Christopher Berkeley Place, certify that:

1. The financial statements of DMDirt, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of DMDirt, LLC included in this Form reflects accurately the information reported on the tax return for DMDirt, LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Christopher Berkeley Place*

Name: Christopher Berkeley Place

Title: Owner/ President